125 Park Avenue, 7th Floor New York, NY 10017 Telephone (212) 655-3500 Facsimile (212) 655-3535
Louis Lombardo Partner Direct (212) 655-3518 Fax (646) 930-4710 LL@msf-law.com

January 27, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protagenic Therapeutics, Inc. Registration Statement on Form S-1 Filed December 28, 2016 File No. 333-213671

Ladies and Gentlemen:

On behalf of Protagenic Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated January 12, 2017 (the “Comment Letter”), from Mara L. Ransom, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1/A, submitted on December 28, 2016 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly submitting a revised Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Market for Common Equity and Related Stockholder Matters

Market Information, page 32

1.	Please revise your disclosure to clarify that the high and low prices from the third quarter of 2016 were quotes from the OTC Pink marketplace and not quotes from the OTCQB.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has added high and low pricing information for the recently completed fourth quarter of 2016 and footnote disclosure identifying the applicable OTC marketplace from which such quotes were reported. Please see the table under the heading “Market for Common Equity and Related Stockholder Matters” on page 32 of the Amendment.

Executive Compensation, page 55

2.

Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has added executive compensation disclosure for the recently completed fourth quarter of 2016. Please see the Summary Compensation Table on page 32 of the Amendment.

Financial Statements for the Nine Months Ended September 30, 2016

Note 1 – Organization and Nature of Business

The Reverse Split, page 10

3.

We note from your disclosures here and in your Condensed Consolidated Statement of Stockholders’ Equity (Deficit) that 8,221,837 shares of your Series B Preferred Stock were converted into your common stock during the nine months ended September 30, 2016 and that 2,796,929 shares of your Series B Preferred Stock have yet to be converted; however, your disclosure on page 10 of your Prospectus Summary under the heading “Recent Developments – Reverse Stock Split” states that 10,146,000 shares of your Series B Preferred Stock were converted into your common shares on July 27, 2016. Please explain or correct this discrepancy. Also, please revise the footnotes to your financial statements to clarify that 872,766 of Series B Preferred Stock will not convert due to one holder exercising the Springing Blocker. Your current footnote disclosure suggests that all the Series B Preferred Stock will convert into your common shares.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 10 of the Company’s Prospectus Summary and footnote 1 in the Company’s Condensed Consolidated Statement of Stockholders’ Equity (Deficit) for the nine months ended September 30, 2016.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (212) 655-3518.

Very truly yours,

/s/ Louis Lombardo
Louis Lombardo

Cc:	Garo H. Armen Alexander K. Arrow

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